Exhibit 14.1

AMERICAN CAPITAL AGENCY CORP. CODE OF ETHICS AND CONDUCT

Adopted: May 12, 2008

A.	INTRODUCTION

American Capital Agency Corp. (“ACAC”) has adopted this Code of Ethics and Conduct to communicate to all ACAC people the ethical and legal standards that we expect you to observe when dealing with ACAC, your ACAC colleagues, and others with whom we do business.

Throughout this Code, we use the terms “ACAC people,” “you” and “your” to refer to all ACAC directors, executive officers, employees (if any) and independent contractors, American Capital Agency Management, LLC (the “Manager”), the Manager’s officers, the Manager’s employees (if any) and the employees of ACAS who provide services to the Manager or the company, and the terms “ACAC,” the “company,” “we” and “our” to refer to American Capital Agency Corp. and its subsidiaries. We use the term “Code” to refer to this document, as it may be amended from time to time.

We expect all ACAC people to act ethically and obey the law. When you encounter ethical or legal issues where you are not certain about the correct course of action, you should use principles described in this Code as guideposts in deciding how to proceed. We have adopted this Code to give you guidance for resolving these ethical and legal issues. In particular, this Code addresses the following general topics:

•	Observing all laws and regulations

•	Avoiding conflicts of interest

•	Maintaining accurate and complete company records

•	Protecting confidential information

Because rapid changes in our industry and in the law constantly present new issues, we cannot create guidelines that address all circumstances or constitute the definitive answer on any question. When you are in doubt about the correct or best course of action, you should always consider consulting your supervisor or the Secretary of the company (the “Secretary”) for guidance.

We firmly believe that a strong commitment to ethical and legal conduct is essential for us successfully to achieve our purpose and vision. We therefore require all ACAC people to comply with this Code. To help ensure this compliance, we have established a procedure for reporting suspected violations of this Code. Any violations of this Code may result in disciplinary action, including termination of employment. These matters are described in more detail at the end of this Code.

B.	OBSERVING ALL LAWS AND REGULATIONS

1.	GENERALLY

We expect you to comply with all applicable local, state and federal laws and regulations, both domestic and international, and refrain from illegal, dishonest or unethical conduct.

Although laws and regulations may sometimes be ambiguous and difficult to interpret, we expect you to make a good-faith effort to follow both the letter and the spirit of the law.

In addition, we expect you to comply with all ACAC policies and procedures that apply to you. These include, but are not limited to, our policies on securities trading, equal opportunity, harassment, drug-free workplace, computer usage and information technology, data protection and expense reimbursement and travel, as well as our internal financial controls and procedures. We may modify or update these policies and procedures in the future, and adopt new company policies and procedures from time to time. You are also expected to observe the terms of any confidentiality agreement, employment agreement or other similar agreement that applies to you. If you previously signed one of these agreements with ACAC, it remains in full force and effect.

2.	BRIBES AND KICKBACKS

Bribery is illegal and subject to criminal penalties in the United States and many other countries. Bribery is forbidden under the U.S. Foreign Corrupt Practices Act, which is described in more detail in Section B.3 of this Code, and other laws and regulations. You may not give any bribes, kickbacks or other similar considerations to any person or organization to attract business. All decisions regarding the investing of our assets or the purchasing of goods and services must be made on the basis of applicable investment or acquisition criteria, and in a way that preserves ACAC’s integrity.

Fees, commissions or other amounts paid to outside consultants, agents or other third parties must be fully disclosed in our investment process or otherwise to our Secretary and must be legal, proper and reasonable in relation to customary commercial practice. Payments to these persons should never be used to accomplish indirectly what ACAC could not properly or legally do directly.

You should also be familiar with, and observe, the provisions of Section C.3 of this Code relating to Gifts, Gratuities and Entertainment, because the giving or receiving of such items could constitute an illegal bribe or kickback under certain circumstances.

3.	INTERNATIONAL ISSUES

You are expected to comply with the legal requirements and ethical standards of each country in which you conduct ACAC business, as well as with all U.S. laws applicable in other countries.

The U.S. Foreign Corrupt Practices Act (FCPA) applies to business transactions both inside the United States and in other countries. Its requirements relate to accurate and complete financial books and records, transactions with foreign government officials and restrictions on the use of funds for unlawful or improper purposes. Because violation of the FCPA can bring severe penalties, including criminal fines for the company and individuals and jail terms, it is essential that you become familiar with the FCPA’s requirements if you are involved in investment transactions or other business in a foreign country. Other statutes that may affect our international investments include, but are not limited to, the Anti-Bribery and

Fair Competition Act and the Export Administration Act. If you have any questions regarding these legal requirements, please contact a member of our Legal team.

4.	POLITICAL ACTIVITY

We do not make contributions or payments that could be considered a contribution to political parties or candidates or to intermediary organizations such as political action committees. However, you are free to exercise your right to make personal political contributions within legal limits, unless these contributions are otherwise prohibited by other ACAC policies. You should not make these contributions in a way that might appear to be an endorsement or contribution by ACAC. You should be certain that you understand, and are complying with, all such laws and regulations before making any political contributions. We will not reimburse you for political contributions in any way.

5.	ANTITRUST

Antitrust laws generally prohibit agreements or actions that restrain trade or reduce competition. The free enterprise system rests on the notion that free and open competition is the best way to ensure an adequate supply of products and services at reasonable prices. We expect you to adhere to both the spirit and the letter of the antitrust laws of the United States and with all applicable antitrust laws governing competition in any country in which ACAC does business. Violation of antitrust laws can result in severe civil and criminal penalties, including imprisonment for individuals, and ACAC can be subjected to substantial fines and damage awards.

a.	Agreements with Competitors

The following agreements, arrangements or understandings between ACAC and its competitors (whether oral or in writing) should be avoided:

•	Agreements that affect the price or other terms or conditions of sale of products or the terms on which we invest;

•	Agreements regarding the companies in which American Capital will, or will not, invest or sell or provide services;

•	Agreements to refuse to invest in or sell to particular businesses or to refuse to buy from particular businesses; and

•	Agreements that limit the types of investments that ACAC will make.

Contacts with our competitors are sensitive and risky, because courts can infer an agreement or collusion from these contacts when they are followed by common action or behavior. We recognize that we may need to work with our competitors in the regular course of our business. In all contacts with our competitors, you are expected to avoid discussing prices, costs, competition, division of markets, marketing plans or studies, or any other proprietary or confidential information.

If any competitor initiates a discussion with you involving the subjects above, you should immediately excuse yourself from the conversation and report the matter to the Secretary or a member of the Legal team.

6.	SECURITIES LAWS AND INSIDER TRADING

The U.S. federal securities laws are built on the premise that a purchaser and a seller of securities should have equal access to important information regarding the company whose securities they are trading. Consequently, federal securities laws forbid an investor from purchasing or selling securities based upon inside information not available to the other party.

The consequences of insider trading violations can be severe. ACAC people who trade on inside information, or who communicate (or tip) this information to others so that they may trade, may face a civil penalty of up to three times the profit gained (or loss avoided), a substantial criminal fine and a jail term of up to ten years. Additionally, if we or our senior officers do not take appropriate steps to prevent ACAC people from insider trading, we may also face severe legal consequences, including, among other things, substantial criminal penalties.

a.	Policy Statement

ACAC people who have material, nonpublic (i.e., inside) information about the company should not buy or sell ACAC securities (including derivative securities such as put and call options) until a reasonable time after the inside information has been publicly disclosed. You also should not disclose inside information to others outside ACAC until a reasonable time after the information has been publicly disclosed. In addition, it is never appropriate for you to advise others to buy or sell ACAC securities.

We further believe that it is highly inappropriate for any ACAC person to sell short ACAC stock or engage in other transactions where the person will earn a profit based on a decline in ACAC’s stock price.

These rules also apply to the use of material, nonpublic information about other companies (including, for example, our clients, competitors and potential business partners).

In addition to you, these rules apply to your spouse, children and any other family members living with you in your household.

b.	Further Explanation

1.	What is inside information? Inside information is material information about a company, including ACAC, that has not been publicly disclosed. For instance, this information could relate to ACAC’s investments, financial condition, earnings or business, or to any important development in which we may be involved.

2.	What information is material? Information is material if it is information that a reasonable investor might consider important in deciding whether to buy, sell or hold securities. Examples of information that may be material include: financial results or forecasts; a significant proposed acquisition or sale of a business; a stock split; significant litigation; and changes in customary earnings trends.

3.	What information is nonpublic? Information is nonpublic until the time it has been effectively disclosed to the public. Effective disclosure generally occurs when information is included in a press release, is revealed during a conference call to which the general public has been invited to participate or is included in our public filings with the U.S. Securities and Exchange Commission. Under certain circumstances, effective disclosure may occur by other means.

4.	What is a reasonable waiting period before purchases and sales can be made? The investing public must have sufficient time to analyze the information that has been disclosed before those possessing previously nonpublic information can trade. For matters disclosed in an ACAC press release or conference call, a good rule of thumb is that purchases and sales can be made beginning 24 hours after the disclosure.

5.	What transactions are prohibited? An ACAC person who has inside information about ACAC or another company is prohibited from: (a) trading in ACAC’s or the other company’s securities (including derivative securities such as put and call options); (b) having others trade in ACAC’s or the other company’s securities for your benefit; and (c) disclosing the inside information to (or tipping) anyone else who might then trade. These prohibitions continue for as long as the information remains material and nonpublic.

6.	What transactions are allowed? An ACAC person who has inside information about ACAC may, nonetheless, usually exercise ACAC stock options for cash (but may not sell the option shares he or she receives upon the exercise). These cash option exercises purchases are allowed because the other party to the transactions is ACAC itself, and because the option exercise purchase price does not vary with the market, but, rather, is fixed in advance under the terms of the option plan. Additionally, certain transactions that occur under an automatic investment plan, such as a dividend reinvestment plan or a company approved Rule 10b5-1 plan, if any, are permitted in such circumstances. You should contact the Secretary or a member of our Legal team with any questions.

c.	Blackout Period for Trading in ACAC Securities

In addition to our general Insider Trading Policy, which is summarized above, we may institute from time to time blackout periods during which ACAC persons will be precluded from trading in ACAC securities (including derivative securities such as put and call options). The Secretary will typically be responsible for implementing such practices.

C.	AVOIDING CONFLICTS OF INTEREST

1.	GENERALLY

All ACAC people have a duty of loyalty to act in the best interests of the company. We expect you to avoid situations and relationships that involve actual or potential conflicts of interest. Generally, a conflict of interest arises whenever your personal interests diverge from your responsibilities to ACAC or from ACAC’s best interests. Put another way, a conflict of interest is created whenever an activity, association or relationship of yours might impair your independent exercise of judgment in ACAC’s best interest.

Examples of situations that could be perceived as conflicts of interest and should be avoided include:

•	Conducting ACAC’s business with a company owned, partially owned or controlled by you or a member of your family;

•	Ownership of more than one percent of the stock of a company that competes or does business with ACAC (other than indirect ownership as a result of owning a widely-held mutual fund);

•	Working as an employee or a consultant for a competitor, regulatory government entity, investment company or supplier of ACAC (other than as part of your ACAC employment);

•	Doing any work for a third party that may adversely affect your performance or judgment on the job or diminish your ability to devote the necessary time and attention to your duties; and

•	Appropriating or diverting to yourself or others any business opportunity or idea in which ACAC might have an interest.

These situations (and others like them), where your loyalties to ACAC could be compromised, must be avoided. If you believe that you are involved in a potential conflict of interest, we expect you to discuss it with your supervisor or the Secretary. If a conflict is determined to exist, you must disengage from the conflict situation or terminate your employment.

2.	USE OF OUR ASSETS

You are responsible for the proper use of ACAC’s physical resources and property, as well as its proprietary information.

Our offices, equipment, supplies and other resources may not be used for activities that are not related to your employment with ACAC, except for any activities that have been approved in writing in advance by us, or for personal usage that is minor in amount and reasonable. If you are found to be engaging in, or attempting, theft of any ACAC property, including documents, equipment, intellectual property, personal property of other employees, cash or any other items of value, you may be subject to immediate termination of your employment and possible criminal proceedings. We expect you to report any theft or attempted theft to your supervisor or the Secretary.

Proprietary words, slogans, symbols, logos or other devices used to identify ACAC and its proprietary methods and services are important business tools and valuable assets, which require care in their use and treatment. You may not negotiate or enter into any agreement respecting ACAC’s trademarks, service marks or logos without first consulting a member of our Legal team. We also respect the intellectual property rights of others. Thus, using the trademark or service mark of, or referencing for marketing purposes, another company (even one with whom ACAC has a business relationship), requires clearance or approval by our Legal team, to determine whether the use of that other company’s mark is proper. You should avoid the unauthorized use of copyrighted or patented materials of others and should ask a member of the Legal team if you have any questions regarding the permissibility of photocopying, excerpting, electronically copying or otherwise using copyrighted or patented materials. In addition, simply because material is available for copying (such as content or images downloaded from the internet) does not mean that it is automatically legal or permissible to copy or distribute.

3.	GIFTS, GRATUITIES AND ENTERTAINMENT

a.	Giving

You may not offer money, gifts or other items or services of value to anyone with whom we do business or potentially would do business for the purpose of securing an investment opportunity or contract or obtaining favorable treatment. Business-connected favors or gifts may not be extended unless they:

•	Are consistent with customary business practices;

•	Do not have substantial monetary value and would not be viewed as improper by others; and

•	Do not violate applicable laws or regulations.

Business entertainment in the form of meals and beverages may be offered only if these activities and related expenses are modest and infrequent. Other forms of entertainment (such as tickets to sporting, civic or cultural events) are allowed only if reasonable, customary and not excessive.

b.	Receiving

To avoid even the implication of impropriety, you should decline any gift, favor, entertainment or anything else of value from current or prospective portfolio companies, intermediaries, clients, suppliers or contractors or their representatives except for:

•	Gifts that do not have substantial monetary value given at holidays or other special occasions;

•	Reasonable entertainment at lunch, dinner or business meetings where the return of the expenditure on a reciprocal basis is likely to occur and would be properly chargeable as a business expense; or

•	Other routine entertainment that is business-related such as sports outings or cultural events, but only if such is otherwise acceptable under this Code and is reasonable, customary and not excessive.

In the event that you receive any gift or entertainment with a fair market value in excess of $200, you must promptly report it to your Supervisor and/or such other person as may be designated by the Secretary. Executive Officers must report such gifts or entertainment in writing, on a periodic basis, to the Audit and Compliance Committee of the Board of Directors.

Ultimately, you must exercise good business judgment in deciding which situations are unacceptable. If there is ever any doubt as to the acceptability of any entertainment activity, consult with your supervisor or our Secretary.

D.	MAINTAINING ACCURATE AND COMPLETE COMPANY RECORDS

1.	ACCOUNTING AND FINANCIAL RECORDS

We are required under U.S. federal securities laws and generally accepted accounting principles to keep books, records and accounts that accurately reflect all transactions and to provide an adequate system of internal accounting and controls. We expect you to ensure that those portions of our books, records and accounts for which you have responsibility are valid, complete, accurate and supported by appropriate documentation in verifiable form.

You should not:

•	Improperly accelerate or defer expenses or revenues to achieve financial results or goals;

•	Deviate from any accounting standards applicable to ACAC as an investment company or otherwise;

•	Participate in the valuation of any of our assets at a value other than that required by law;

•	Maintain any undisclosed or unrecorded funds or off the book assets;

•	Establish or maintain improper, misleading, incomplete or fraudulent accounting documentation or financial reporting;

•	Make any payment for purposes other than those described in the documents supporting the payment;

•	Submit or approve any expense report where you know or suspect that any portion of the underlying expenses were not incurred or are not accurate; or

•	Sign any documents believed to be inaccurate or untruthful.

ACAC people who exercise supervisory duties over our assets or records are expected to establish and implement appropriate internal controls over all areas of their responsibility. This will help ensure the safeguarding of ACAC’s assets and the accuracy of our financial records and reports. We have adopted and will continue to adopt various types of internal controls and procedures as required to meet internal needs and applicable laws and regulations. We expect you to follow these controls and procedures to the extent they apply to you, to assure the complete and accurate recording of all transactions.

Any accounting entries or adjustments that materially depart from generally accepted accounting principles must be approved by our Audit and Compliance Committee and reported to our independent auditors. You must not interfere with or seek to influence improperly (directly or indirectly) the review or auditing of our financial records by our Audit and Compliance Committee or independent auditors.

If you become aware of any questionable transaction or accounting practice concerning ACAC, our investments or our other assets, we expect you to report the matter immediately to our Secretary or to a member of our Audit and Compliance Committee. In addition, we expect you to report all material off-balance-sheet transactions, arrangements and obligations, contingent or otherwise, and other ACAC relationships outside the ordinary course of business with portfolio companies or other unconsolidated entities or other persons that may have material current or future effects on our financial condition or results of operations to our Secretary or to a member of our Audit and Compliance Committee.

Section F.3 of this Code describes the procedure for making these reports. You may also make an anonymous report under Section F.3 if you are not comfortable revealing your identity when making a report.

2.	DISCLOSURES TO INVESTORS

We are required under U.S. federal securities laws to provide the public with periodic disclosure regarding our business and financial condition (such as quarterly and annual reports and materials for our annual stockholders’ meeting). We provide additional disclosures to the public through our quarterly earnings calls and press releases and provide disclosures to our lenders and other credit providers through various means. All ACAC people who participate in the preparation or dissemination of these disclosures, or who provide information that they know may be used in the preparation of these disclosures, have a legal and ethical duty to ensure that the content of the disclosures is accurate, complete and timely.

We have created and will continue to create disclosure controls and procedures that are designed to ensure that all such disclosures are accurate, complete and timely. If you become aware that our disclosures are not accurate, complete and timely, or become aware of a transaction or development you believe may require disclosure, you should report the matter immediately to our Secretary or a member of the Audit and Compliance Committee.

3.	RETENTION OF DOCUMENTS

Certain types of documents and records (including, for example, e-mails) must be retained for specific periods of time, because of legal and regulatory requirements, or contractual obligations to our providers of capital, portfolio companies or others. These periods of time, and the types of documents and records covered, may vary from time to time and will be announced as appropriate. We expect you to comply with the document retention requirements that apply to you. If you are working with these types of documents and records, or are uncertain whether the documents or records you are working with are subject to these retention requirements, please consult with your supervisor, a member of our Legal team or our Secretary.

Whenever you become aware that documents or records of any type may be required in connection with a lawsuit or government investigation, you must preserve all possibly relevant documents. This means that you must immediately stop disposing of or altering those documents pertaining to the subjects of the litigation or investigation, even if that activity is ordinary or routine. If you are uncertain whether documents or records under your control should be preserved because they might relate to a lawsuit or investigation, you should contact a member of our Legal team or our Secretary.

E.	PROTECTING CONFIDENTIAL INFORMATION

1.	ACAC CONFIDENTIAL INFORMATION

You will often have access to information that is private to ACAC has not been made public and constitutes trade secrets or proprietary information. Protection of this information is critical to our ability to grow and compete.

Under the laws of most jurisdictions where we do business, trade secrets are legally protected property as long as they remain secret (meaning not generally or publicly known).

Your obligations with respect to our confidential trade secrets and proprietary information are:

•	Not to disclose the information outside of ACAC;

•	Not to use the information for any purpose except to benefit ACAC’s business; and

•	Not to disclose the information within ACAC, except to other ACAC people who need to know, or use, the information and are aware that it constitutes a trade secret or proprietary information.

These obligations continue even after you leave ACAC, until the information becomes publicly available or until we no longer consider it a trade secret or proprietary information. Any documents, papers or records that contain trade secrets or proprietary information are our property and must remain at the company. In certain cases, ACAC people have executed nondisclosure agreements, employment agreements or other similar agreements that govern their obligations with respect to our information.

Our confidential trade secrets and proprietary information may include, among other things, information regarding our operations, business plans, investments, customers, strategies, trade secrets, records, finances, assets, data or other information that reveals the processes, methodologies or know how by which our existing or future investments, services or methods of operation are developed, conducted or operated.

2.	CONFIDENTIAL INFORMATION OF OTHERS

In the normal course of business, you will acquire information about many other organizations, including clients, suppliers and competitors. This is a normal business activity and is not unethical in itself. We properly gather this kind of information for such purposes as evaluating investments. We also collect information on competitors from a variety of legitimate sources to evaluate the relative merits of our own investments and other business practices.

There are, however, limits to the ways that this information should be acquired and used. When working with sensitive information about our customers or suppliers, you should use that information only for the purposes for which it was disclosed to you and make it available only to other ACAC people with a legitimate need to know.

You should not use illegitimate means to acquire a competitor’s trade secrets or other confidential information. Illegal practices such as trespassing, burglary, wiretapping, bribery and stealing are obviously wrong. We will not tolerate any form of questionable intelligence-gathering. In addition, we strive to protect the privacy of personal information of others. We will only collect, use, process, and disclose an individual’s personal information in accordance with applicable law and our internal policies.

3.	INADVERTENT DISCLOSURE

You should be careful to avoid the inadvertent disclosure of proprietary information. To avoid inadvertent disclosure, you should never discuss with any unauthorized person proprietary information that ACAC considers confidential or that we have not made public. You also should not discuss this information even with authorized ACAC people if you are in locations where unauthorized people may overhear you, such as airplanes or elevators, or when using non-secure electronic bulletin boards or databases. You should also not discuss this information with family members or with friends, because they may innocently or unintentionally pass the information on to someone else.

4.	CONTACTS WITH REPORTERS, ANALYSTS AND OTHER MEDIA

Because of the importance of the legal requirements regarding disclosure of certain information to our investors, we must make certain that any information regarding our business, financial condition or operating results that is released to the public is accurate and consistent. As a result, you should not discuss internal ACAC matters with anyone outside of ACAC, except as clearly required in the performance of your job duties. This prohibition applies particularly to inquiries about ACAC made by the news media, securities analysts or investors. All responses to these inquiries must be made only by our Executive Officers (and individuals specifically designated by them, including members of our Investor Relations and Corporate Communications staffs), who are authorized to discuss information about ACAC with the news media, securities analysts and investors. If you receive inquiries from these sources, you should immediately refer them to one of these authorized spokespersons.

It should also be noted that the foregoing restrictions also apply with regard to the disclosure of information through non-traditional media, such as the internet. For example, ACAC people should not post information regarding the company in internet chat rooms or bulletin boards.

F.	ADMINISTRATION OF THIS CODE

1.	ONGOING REVIEW OF COMPLIANCE

We require all ACAC people to comply with this Code. Upon your receipt of this Code, and also from time to time as we deem to be necessary, we may require you to sign an acknowledgement confirming that you have read and understood this Code and agree to comply with its provisions. We reserve the right to monitor your continuing compliance with the provisions of this Code and to investigate any suspected violations. If substantiated, these violations could result in disciplinary action, as described more fully in the following sections.

2.	REPORTING OF SUSPECTED VIOLATIONS

We expect you to bring to the attention of the Secretary (or any people that the Secretary designates) information about suspected violations of this Code by any other ACAC person. Additionally, we may designate a third-party hotline provider to which information about suspected violations of the Code may be reported. If you have information about suspected improper accounting or auditing matters, you should bring such information to the attention of our Secretary or a member of our Audit and Compliance Committee directly. To contact our Audit and Compliance Committee or to submit a report to them, please contact them at the contact information that we will distribute periodically.

If you are not comfortable revealing your identity when making a report, you can also make an anonymous report with our Secretary, the hotline or our Audit and Compliance Committee.

You should feel safe in reporting this information, without regard to the identity or position of the suspected offender. We will treat the information in a confidential manner (consistent with appropriate evaluation and investigation) and will not take any acts of retribution or retaliation against you for making a report.

Because failure to report criminal activity can itself be understood to condone the crime, we emphasize the importance of reporting. For both criminal activity and other violations of this Code, failure to report knowledge of wrongdoing may result in disciplinary action against those who fail to report.

3.	NON-RETALIATION

Retaliation in any form against an ACAC person who reports a violation of this Code (even if the report is mistaken but was submitted in the good faith belief it was correct) or who assists in the investigation of a reported violation is itself a serious violation of this Code. Acts of retaliation should be reported immediately and may result in severe disciplinary action.

4.	INVESTIGATION OF SUSPECTED VIOLATIONS

Suspected violations will be investigated under the supervision of our Secretary or the Audit and Compliance Committee, in such manner as the Secretary or the Audit and Compliance Committee, as applicable, deems appropriate. You are expected to cooperate in the investigation of reported violations. When practical and appropriate under the circumstances, and in order to protect the privacy of the persons involved, those people investigating the suspected violation will attempt to keep confidential the identity of someone who reports a suspected violation or who participates in the investigation. There may be situations, however, when this information must be disclosed as part of our investigation.

The Secretary may call upon members of our Legal team to participate in any investigations. You should be aware that our Secretary and the members of our Legal team are legally obligated to act in the best interests of ACAC as a company. They do not act as lawyers or personal representatives for any individual ACAC person, including our Executive Officers. Our Board of Directors has ultimate responsibility for final interpretation of this Code and for determining whether any violations of this Code have occurred.

5.	DISCIPLINARY ACTION

If our Secretary or our Board of Directors (or those acting under their supervision) determine, in their good faith discretion, that you have violated any provision of this Code, you may be subject to disciplinary action, including termination of your employment, without prior warning.

6.	SPECIAL PROVISIONS APPLICABLE TO CERTAIN FINANCIAL EXECUTIVES

Given the important position of trust and authority that they occupy, our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and certain other persons who may designated by the Board of Directors or the Audit and Compliance Committee (collectively, the “Financial Executives”) should act extremely cautiously in interpreting and applying this Code. Financial Executives should consult with our Secretary with respect to any proposed actions or arrangements that are not clearly consistent with the Code. In the event that a Financial Executive wishes to engage in a proposed action or arrangement that is not consistent with the Code, the Financial Executive must obtain a waiver of the relevant Code provisions in advance from our Audit and Compliance Committee.

The Sarbanes-Oxley Act of 2002 imposes certain reporting requirements on ACAC with respect to our Financial Executives’ compliance with the Code. In accordance with these requirements, we will publicly report on a Current Report on Form 8-K any waivers of any provision of the Code granted by our Audit and Compliance Committee to any Financial Executive. Violations of the Code by our Financial Executives may also be immediately reported on Form 8-K.

7.	REVISIONS AND UPDATES TO THIS CODE

This Code may be revised, changed or amended at any time by our Board of Directors. Following any material revisions or updates, an updated version of this Code will be distributed to you, and will supersede the prior version of this Code effective upon distribution. We may ask you to sign an acknowledgement confirming that you have read and understood the revised version of the Code, and that you agree to comply with its provisions.

8.	IMPORTANT DISCLAIMERS

This Code reflects general principles to guide you in making ethical decisions and cannot, and is not intended to, address every specific situation in which we may find it appropriate to take disciplinary action. This Code is not intended to create any contract (express or implied)

with you, including without limitation any employment contract, or to constitute any promise with regard to the length and terms of your employment.